June 11, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Pamela Long, Esq.

Re:	Spiral Energy Tech., Inc. Registration Statement on Form S-1 Filed May 15, 2015 File No. 333-183360

Dear Ms. Long:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated May 29, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (Amendment No. 6) (the “Registration Statement”) of Spiral Energy Tech., Inc. (“Spiral” or the “Company”) filed on May 15, 2015. The Company is simultaneously filing Amendment No. 7 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note your response to comment 1 of our letter dated March 10, 2015.  Please note that no action or decision of the staff relieves you of your responsibility for the adequacy and accuracy of disclosure in the filing, or means that the staff has passed upon the adequacy or accuracy of information in you registration statement.  In this regard, please ensure that you provide the acknowledgments requested at the end of this letter in the event that you request acceleration of the registration statement.

Response:

The Company acknowledges the Staff’s comment, though it is not requesting acceleration at this time.

2.
As disclosed on page 26, US Commonwealth Life, A.I. has increased the number of shares it is offering for sale in this prospectus by 45,500 shares.  Please revise the fee table and other disclosures throughout your prospectus to include all 3,411,170 shares offered by the selling stockholders.

Response:

The fee table has been modified and the additional fee paid.

3.
Please use a consistent term to refer to the payments you have received under the Endeavor agreement. We note that throughout the prospectus, you refer to license fees, royalty fees, royalty income, royalty payments, and so forth. This may suggest that you have some other arrangements with Endeavor that are not described in the filing.

Response:

The Company has no other arrangements with Endeavor that are not described in the prospectus.  Throughout the prospectus, as revised, the Company now refers to the payments generated by the Endeavor agreement as license fees.

4.
We note your response to prior comment 8. However, to the extent that Messrs. Green or Stevenson have interests, whether through management positions, directorships or ownership, in a company with whom you have continuing contractual obligations, then it appears that they could face conflicts of interest in the enforcement of the rights of the parties to those contracts. Please include specific risk factor disclosure to this effect.

Response:

A Risk Factor has been added at page 9.

5.
We note your response to prior comment 12. As it appears that you have a nonexclusive license with Endeavor to use the technology covered by the patents that you sold to it, please include risk factor disclosure addressing the risk that Endeavor could license the patents to your competitors.

Response:

A Risk Factor has been added at page 7.

6.	Please include a risk factor relating to the USPTO’s reexamination of the patent that you sold to Endeavor, as disclosed on page 19.

Response:

A Risk Factor has been added at page 6.

7.
Please include the disclosure requested in comment 11 of our letter dated March 10, 2015 under this risk factor. Please note that material risks are appropriately identified as such in this portion of the prospectus.

Response:

The requested disclosure has been added at page 4.

8.	As you have stated that you are not involved in the development or sale of drones, please clarify your reference to your company’s “drone delivery plans.”

Response:

The Company has modified the disclosure at pages 7 and 18 in response to the Staff’s comment.

9.
Please clarify your references here to paying “management fees” to your CEO, and paying fees to management and directors. Please also clarify why management fees paid your executive officer decreased in the three months ended March 31, 2015 as compared to three months ended March 31, 2014.

Response:

The prior disclosure of management fees paid to the Company’s Chief Executive Officer in 2015 was incorrect; appropriate disclosure has been added at page 14, which includes payment of a fee to a director.

10.
We note that your management believes cash on hand is not sufficient to meet the company’s obligations over the next 12 months. Please disclose how long you believe you can continue with the cash you have on hand. Please also clarify, if true, that Fuse is under no obligation to continue providing monthly capital contribution.

Response:

The appropriate disclosure has been added at page 16.

11.
We note your supplemental response to comment 17 of our letter dated March 10, 2015. As you cannot provide any milestones or timeline for your business plan, please revise to explain the basis for management’s determination that $1.5 million would be sufficient to fully implement your business plan over the next twelve months.

Response:

The appropriate disclosure has been added at pages 4 and 16.

12.	Please revise your discussion of your corporate history to include the April 25, 2013 transactions. Refer to Item 101(h)(3) of Regulation S-K.

Response:

The appropriate disclosure has been added at page 16.

13.
We note that you have removed the disclosure regarding how you intend to generate revenue. Please revise to indicate whether you intend to sell SkyPorts and XTRAX units, license access to these technologies, or otherwise, so that it is apparent how you intend to generate revenues.

Response:

         Appropriate disclosure has been added at page 18.

14.	Please file your agreement with A.C.C. Systems as a material contract with your next amendment, or tell us why this is not required. Please refer to comment 23 of our letter dated March 10, 2015

Response:

The Company has a proposal from A.C.C Systems, but it is not a contract; moreover, even if the Company had entered into a formal agreement with A.C.C Systems, it would have done so in the ordinary course of business and the Company would not have been required to file a copy.

15.	You refer to A.C.C. Systems, Inc. contacting solar panel and inverter manufacturers. Please clarify, if true, that your SkyPorts will be solar powered.

Response:

Appropriate disclosure has been added at page 17.

16.
Please revise to clearly indicate how much you have paid to Ragonap in royalty fees. You disclose having received $9,436 from Endeavor’s patent enforcement activities, but do not disclose the corresponding payment to Ragonap here. Please refer to comment 5 of our letter dated March 10, 2015.

Response:

Appropriate disclosure has been added at page 19.

17.	Please revise your summary compensation table to reflect the termination payments received by Mr. Bhansali in the table itself, as well as in footnote 3 to the table.

Response:

Appropriate disclosure had been added at page 23.

18.	Please revise to disclose Mr. Stevenson’s holdings in your company.

Response:

Mr. Stevenson does not own, as record holder, or in street name, any securities of the Company. Appropriate disclosure has been added to the beneficial ownership table on page 25 of the prospectus and footnote 6 thereto to clarify that Mr. Stevenson beneficially owns the 7,723,892 shares of Spiral held by Fuse Science, Inc. over which he shares voting and dispositive power solely in his capacity as director of Fuse Science, Inc.

19.	Please clarify why the Four Camps 2013 Trust is listed here and in the table of selling stockholders, if it no longer holds company securities and is not offering securities for sale.

Response:

Appropriate changes have been made at pages 25, 26 and 27.

20.	Please update footnote 5 to this table to reflect the amount of stock currently held by US Commonwealth.

Response:

Appropriate disclosure has been added at page 27.

21.
We note that the balance sheet and statement of equity as of and for the fiscal year ended December 31, 2013, has been restated and note the related footnote beginning on page F16. It is unclear whether Messineo & Co. audited the restated amounts since there is no indication therefor in their audit report and given that the restatement occurred subsequent to the date of their report of March 13, 2014. Please advise or revise to include an appropriately updated or dual dated audit report, as necessary.

Response:

A revised audit opinion has been added to the prospectus to reflect that the date of the opinion is March 13, 2014, except with respect to Note 11, which date is as of May 14, 2015.

22.	We note that RBSM’s consent is not signed. Please amend to include a signed consent.

Response:

RBSM’s executed consent is included as Exhibit 23.1.

23.	This consent refers to the filing on Form S-1 as “amendment 3”. The Form S-1/A filed May 15, 2015 is the sixth amendment. Please amend to revise accordingly.

Response:

Exhibit 23.2 has been revised.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (315) 207-3223 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Ezra Green
Ezra Green

cc:           Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP